Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of TIAN RUIXIANG Holdings Ltd (the “Company,” “we,” “our,” or “us”) for the six (6) months ended April 30, 2023, furnished and included with this report as Exhibit 99.1

Overview

We are a holding company incorporated in the Cayman Islands. We are not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE established in the People’s Republic of China. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, which are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. Pursuant to the VIE Agreements, which are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company, under U.S. GAAP, is deemed to have a controlling financial interest in, and be the primary beneficiary of the VIE for accounting purposes only and must consolidate the VIE because we met the conditions under U.S. GAAP. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure.

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, guarantee insurance, liability insurance, automobile insurance, and accidental insurance; and (2) other insurances, such as health insurance, life insurance, and miscellaneous insurances. TRX ZJ acts on behalf of its customers seeking insurance coverage from insurance companies and take pride in its premium customer service.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to its individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this report, TRX ZJ has relationships with over 40 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to its customers.

For the six months ended April 30, 2023, 85.4% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and three insurance companies each accounted for more than 10% of its total revenue: Ping An Property Insurance Co., Ltd. Shaoxing Branch, China Life Property Insurance Co., Ltd. Hefei Branch, and Yong An Property Insurance Co., Ltd. Hangzhou Branch accounted for 36.2%, 23.8% and 11.9%, respectively.

For the six months ended April 30, 2022, 49.1% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and three insurance companies each accounted for more than 10% of our total revenue: Ping An Property Insurance Co., Ltd. Haozhou Branch, Yong An Property Insurance Co., Ltd. Hangzhou Branch, and Ping An Property Insurance Co., Ltd. Hangzhou Branch, accounted for 14.3%, 11.2% and 10.9%, respectively.

TRX ZJ operates 8 branches as of the date of this report. For the six months ended April 30, 2023, TRX ZJ had 1,308 institutional customers and 167 individual customers.

Revenue Category

As a broker of insurance products, TRX ZJ derives its revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

The following table illustrates the breakdown of TRX ZJ’s commissions by insurance products for the six months ended April 30, 2023 and 2022.

	Six Months Ended April 30, 2023		Six Months Ended April 30, 2022
		Percentage of		Percentage of
	Revenue	Total Revenue	Revenue	Total Revenue
Property and Casualty Insurance
Commercial Property Insurance	$377,189	52.0%	$291,684	30.8%
Guarantee Insurance	155,144	21.4%	—	—
Liability Insurance	97,486	13.4%	137,277	14.5%
Automobile Insurance
Supplemental	1,226	0.2%	84,093	8.9%
Mandatory	356	0.1%	35,861	3.8%
Accidental Insurance	2,019	0.3%	234,274	24.8%
Other Insurances
Health Insurance	73,171	10.1%	28,828	3.0%
Life Insurance	1,391	0.2%	14,907	1.6%
Miscellaneous Insurances	16,877	2.3%	118,721	12.6%
Total	$724,859	100.0%	$945,645	100.0%

Critical Accounting Policies

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the unaudited condensed consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2023 and 2022 include the valuation of deferred tax assets and the associated valuation allowances, and the valuation of stock-based compensation.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).

●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s revenue is derived from contracts with customers of provisions of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums.  Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

No allowance for cancellations has been recognized for brokerage business, as the Company estimates, based on its past experience, that the cancellations of policies rarely occur. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellations of policies were 0.6% and 0.8% of the total commission revenue for the six months ended April 30, 2023 and 2022, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 0 and 9 hours in connection with the claim process services provided to the insureds for the six months ended April 30, 2023 and 2022, respectively. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Commitment and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent Accounting Pronouncements

For details of applicable new accounting standards, please, refer to Recent Accounting Pronouncements in Note 3 of our unaudited condensed consolidated financial statements in this report.

RESULTS OF OPERATIONS

This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of Results of Operations for the Six Months Ended April 30, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the six months ended April 30, 2023 and 2022.

	Six Months Ended April 30,		Changes in
	2023	2022	Amount	Percentage
Revenue	$724,859	$945,645	$(220,786)	(23.3)%
Operating expenses:
Selling and marketing	1,564,353	1,113,896	450,457	40.4%
General and administrative	1,088,492	3,712,173	(2,623,681)	(70.7)%

Total operating expenses	2,652,845	4,826,069	(2,173,224)	(45.0)%

Loss from operations	(1,927,986)	(3,880,424)	1,952,438	(50.3)%

Other income, net	461,736	398,107	63,629	16.0%

Loss before income taxes	(1,466,250)	(3,482,317)	2,016,067	(57.9)%

Income taxes	20,003	21,410	(1,407)	(6.6)%

Net loss	(1,486,253)	(3,503,727)	2,017,474	(57.6)%

Foreign currency translation adjustment	1,485,978	(947,912)	2,433,890	(256.8)%

Comprehensive loss	$(275)	$(4,451,639)	$4,451,364	(100.0)%

Revenue

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China.

Revenue for the six months ended April 30, 2023 totaled $724,859, a decrease of $220,786, or 23.3%, compared with $945,645 for the six months ended April 30, 2022. This decrease was primarily attributable to a decrease in commission from accidental insurance of approximately $232,000 and a decrease in commission from automobile insurance of approximately $118,000, resulting from the loss of insurance company partners, and a decrease in commission from other miscellaneous insurances of $26,000, offset by an increase in commission from guarantee insurance of approximately $155,000. TRX ZJ expects that its revenue will increase in the near future since it plans to expand its business.

Operating Expenses

During the six months ended April 30, 2023 and 2022, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Selling and marketing expenses amounted to $1,564,353 for the six months ended April 30, 2023, as compared to $1,113,896 for the six months ended April 30, 2022, an increase of $450,457, or 40.4%.  The increase was mainly attributable to an increase in the stock-based compensation of approximately $460,000 which reflected the value of our Ordinary Shares granted to our sales professionals, offset by a decrease in other miscellaneous items of approximately $9,000.

Our selling and marketing expenses as a percentage of revenue for the six months ended April 30, 2023 increased to 215.8% from 117.8% for the six months ended April 30, 2022. The increase was primarily attributable to a decrease in our revenue and an increase in our selling and marketing expenses. We expect that our selling and marketing expenses will increase in the near future since we plan to increase our marketing activities and launch aggressive advertising campaigns.

General and Administrative

General and administrative expenses amounted to $1,088,492 for the six months ended April 30, 2023, as compared to $3,712,173 for the six months ended April 30, 2022, a decrease of $2,623,681, or 70.7%.

For the six months ended April 30, 2023 and 2022, general and administrative expenses consisted of the following:

	Six Months Ended April 30,		Changes in
	2023	2022	Amount	Percentage
Professional fees	$735,314	$930,873	$(195,559)	(21.0)%
Compensation and related benefits	290,810	2,346,067	(2,055,257)	(87.6)%
Rent and related utilities	49,322	212,908	(163,586)	(76.8)%
Directors and officers’ liability insurance premium	—	170,785	(170,785)	(100.0)%
Others	13,046	51,540	(38,494)	(74.7)%
	$1,088,492	$3,712,173	$(2,623,681)	(70.7)%

●	Professional fees primarily consisted of legal fee, audit fee, consulting fee, investor relations service charge and other fees. For the six months ended April 30, 2023, professional fees decreased by $195,559, or 21.0%, as compared to the six months ended April 30, 2022. The decrease was mainly attributable to a decrease in the stock-based consulting fee of approximately $185,000 due to the decrease in consulting service providers, and a decrease in other miscellaneous items of approximately $11,000. We expect that our professional fees will remain in its current level with minimal increase in the near future.

●	For the six months ended April 30, 2023, compensation and related benefits decreased by $2,055,257, or 87.6%, as compared to the six months ended April 30, 2022. The significant decrease was primarily attributable to a decrease in the stock-based compensation of approximately $1,796,000 reflecting the value of our Class A Ordinary Shares granted to our management, and a decrease in the management’s compensation and related benefits of approximately $259,000 resulting from our laying off our personnel. We expect that our compensation and related benefits will remain in its current level with minimal increase in the near future.

●	For the six months ended April 30, 2023, rent and related utilities decreased by $163,586, or 76.8%, as compared to the six months ended April 30, 2022. The decrease was mainly due to the decreased monthly rent driven by decreased office space.

●	For the six months ended April 30, 2023, directors’ and officers’ liability insurance premium decreased by $170,785, or 100.0%, as compared to the six months ended April 30, 2022. For the six months ended April 30, 2023, we did not incur any directors’ and officers’ liability insurance fee.

●	Other general and administrative expenses were primarily comprised of office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the six months ended April 30, 2023, other general and administrative expenses decreased by $38,494, or 74.7%, as compared to the six months ended April 30, 2022, reflecting our efforts at stricter controls on corporate expenditures.

Loss from Operations

As a result of the foregoing, for the six months ended April 30, 2023, loss from operations amounted to $1,927,986, as compared to $3,880,424 for the six months ended April 30, 2022, resulting in a change of $1,952,438, or 50.3%.

Other Income (Expense)

Other income (expense) primarily includes interest income, and miscellaneous expense and income. Other income, net, totaled $461,736 for the six months ended April 30, 2023, as compared to $398,107 for the six months ended April 30, 2022, an increase of $63,629, or 16.0%, which was attributable to an increase in interest income of approximately $100,000, offset by a decrease in other income of approximately $36,000.

Income Taxes

Income taxes expense was $20,003 for the six months ended April 30, 2023, as compared to $21,410 for the six months ended April 30, 2022, a decrease of $1,407, or 6.6%. The decrease in income taxes expense was primarily attributable to decrease in taxable income generated by our operating entities.

Net Loss

As a result of the factors described above, our net loss was $1,486,253 for the six months ended April 30, 2023, as compared to $3,503,727 for the six months ended April 30, 2022, a change of $2,017,474, or 57.6%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of April 30, 2023, these two individuals owned in the aggregate 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to Non-controlling Interest was $0 and $20 for the six months ended April 30, 2023 and 2022, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $1,486,253 or $0.50 per share (basic and diluted) for the six months ended April 30, 2023, as compared with $3,503,707 or $1.42 per share (basic and diluted) for the six months ended April 30, 2022, a change of $2,017,454 or 57.6%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK is the U.S. dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation gain of $1,485,978 and a foreign currency translation loss of $947,912 for the six months ended April 30, 2023 and 2022, respectively. This non-cash gain/loss had the effect of decreasing/increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $275 and $4,451,639 for the six months ended April 30, 2023 and 2022, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At April 30, 2023 and October 31, 2022, we had cash, cash equivalents, and restricted cash of approximately $36,656,000 and $695,000, respectively. These funds are kept in financial institutions located in China and Hong Kong.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, a majority of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to TRX through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital from October 31, 2022 to April 30, 2023:

	April 30,	October 31,	Changes in
	2023	2022	Amount	Percentage
Working capital:
Total current assets	$36,892,085	$34,858,624	$2,033,461	5.8%
Total current liabilities	2,436,529	1,494,088	942,441	63.1%
Working capital	$34,455,556	$33,364,536	$1,091,020	3.3%

Our working capital increased by $1,091,020 to $34,455,556 at April 30, 2023 from $33,364,536 at October 31, 2022. The increase in working capital was primarily attributable to a significant increase in cash of approximately $35,921,000 mainly due to proceeds from sale of our short-term investments of approximately $27,615,000 in the six months ended April 30, 2023 and collection of note principal and related interest of $7,800,000 in the six months ended April 30, 2023, offset by a significant decrease in short-term investments of approximately $26,180,000 resulting from sale of our short-term investments in the six months ended April 30, 2023, a significant decrease in note receivable of $7,500,000 driven by our collection of note principal in the six months ended April 30, 2023, a decrease in interest receivable of approximately $262,000 resulting from our collection of note related interest in the six months ended April 30, 2023, an increase in salary payable of approximately $218,000, and an increase in due to related parties of approximately $684,000 driven by expenses paid by our related parties on behalf of us in the six months ended April 30, 2023.

Because the exchange rate conversion is different for the condensed consolidated balance sheets and the unaudited condensed consolidated statements of cash flows, the changes in assets and liabilities reflected on the unaudited condensed consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the condensed consolidated balance sheets.

Cash Flows for the Six Months Ended April 30, 2023 Compared to the Six Months Ended April 30, 2022

The following summarizes the key components of our cash flows for the six months ended April 30, 2023 and 2022:

	Six Months Ended April 30,
	2023	2022
Net cash provided by (used in) operating activities	$761,583	$(75,608)
Net cash provided by (used in) investing activities	35,115,075	(2,436)
Net cash provided by financing activities	—	—
Effect of exchange rate on cash, cash equivalents and restricted cash	84,307	(955,185)
Net increase (decrease) in cash, cash equivalents and restricted cash	$35,960,965	$(1,033,229)

Net cash flow provided by operating activities for the six months ended April 30, 2023 was $761,583, which primarily reflected the non-cash items adjustment mainly consisting of amortization of right-of-use assets of approximately $55,000 and stock-based compensation and service expense of approximately $1,068,000 due to shares granted for services, and the changes in operating assets and liabilities mainly consisting of a decrease in interest receivable of approximately $262,000 000 resulting from our collection of note related interest in the six months ended April 30, 2023, a decrease in other assets of approximately $55,000, an increase in salary payable of approximately $204,000, and an increase in due to related parties of approximately $683,000 driven by expenses paid by our related parties on behalf of us in the six months ended April 30, 2023, offset by an increase in accounts receivable of approximately $60,000, and our consolidated net loss of approximately $1,486,000.

Net cash flow used in operating activities for the six months ended April 30, 2022 was $75,608, which primarily reflected our consolidated net loss of approximately 3,504,000, and the changes in operating assets and liabilities mainly consisting of an increase in interest receivable of approximately $74,000, and a decrease in operating lease liabilities of approximately $107,000, offset by a decrease in account receivable of approximately $222,000 driven by our efforts at collection, a decrease in other assets of approximately $293,000 mainly due to the decrease in prepaid directors and officers’ liability insurance premium of approximately $214,000 resulting from amortization of prepaid premium in the first half of fiscal 2022 and the decrease in prepaid professional fees of approximately $85,000 driven by recognition as expense over the first half of fiscal 2022, and an increase in salary payable of approximately $109,000, and an increase in accrued liabilities and other payables of approximately $182,000, which was mainly attributable an increase in accrued professional service fees of approximately $120,000 driven by increased professional service providers and an increase in other payables of approximately $60,000, and the add-back of non-cash items mainly consisting of amortization of right-of-use assets of approximately $169,000 and stock-based compensation and service expense of approximately $2,589,000.

Net cash flow provided by investing activities was $35,115,075 for the six months ended April 30, 2023 as compared to net cash flow used in investing activities of $2,436 for the six months ended April 30, 2022. During the six months ended April 30, 2023, we received proceeds from note receivable of $7,500,000 and proceeds from sale of short-term investments of approximately $27,615,000. During the six months ended April 30, 2022, we made payment for purchase of property and equipment of approximately $2,000.

There was no financing activity during the six months ended April 30, 2023.

Net cash flow provided by financing activities was $0 for the six months ended April 30, 2022. During the six months ended April 30, 2022, we received proceeds from related parties’ borrowings of approximately $234,000, offset by repayment made for related parties’ borrowings of approximately $234,000.

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, reduction of accrued liabilities, and the development of business opportunities. These uses of cash will depend on numerous factors including our revenue, and our ability to control costs. All funds received have been expended in the furtherance of growing the business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	An increase in working capital requirements to finance our current business;

●	The use of capital for development of business opportunities;

●	Addition of personnel as the business grows; and

●	The cost of being a public company.

We estimate that our available cash together with our cash flow from operations will be sufficient to meet our anticipated cash requirements for the next twelve months.

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results have been impacted by exchange rate fluctuations between RMB and US dollars. For the six months ended April 30, 2023 and 2022, we had unrealized foreign currency translation gain of approximately $1,486,000 and unrealized foreign currency translation loss of approximately $948,000, respectively, because of changes in the exchange rate.

Concentrations of Credit Risk

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations have been influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Inflation

As of the date of this report, the effect of inflation on our revenue and operating results was not significant.